Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, CA 94304 (650) 565 7000 (650) 565 7100 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA FOUNDED 1866	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

September 18, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan/Pamela Howell

Re:	CytomX Therapeutics, Inc.
Draft Letter Regarding Amendment No. 1 to the
Registration Statement on Form S 1
File No. 333-206658

Ladies and Gentlemen:

Attached hereto as Exhibit A please find a draft letter responding to comments raised by the staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated September 17, 2015 regarding Amendment No. 1 to the registration statement on Form S-1 filed by CytomX Therapeutics, Inc. under the Securities Act of 1933, as amended, on September 11, 2015.

Please contact me with any comments or questions regarding the attached. The Company would like to begin marketing the offering on Monday, September 21, 2015, subject of course to the timing of the completion of the Staff’s review. I can be reached at (650) 565-7111. Thank you again for your consideration in this matter.

Very truly yours,

Sam Zucker

Enclosures

cc:	Robert A. Ryan, Esq., Sidley Austin LLP
Mark V. Roeder, Esq., Latham & Watkins LLP
Brian J. Cuneo, Esq., Latham & Watkins LLP

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

EXHIBIT A

Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, CA 94304 (650) 565 7000 (650) 565 7100 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA FOUNDED 1866	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

September 21, 2015

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan/Pamela Howell

Re:	CytomX Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 11, 2015
File No. 333-206658

Ladies and Gentlemen:

CytomX Therapeutics, Inc. (the “Company”) has today filed Amendment No. 3 (“Amendment No. 3”) to the registration statement on Form S-1 (the “Registration Statement”), which Registration Statement was originally filed under the Securities Act of 1933, as amended (the “Securities Act”), on August 28, 2015 and subsequently amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”), filed on September 11, 2015, and Amendment No. 2 (“Amendment No. 2”), filed on September 17, 2015. On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in regard to the Registration Statement in its letter dated September 17, 2015. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable responses. We will also provide courtesy copies of Amendment No. 3, as submitted and marked with the changes made from Amendment No. 1.

Prospectus Cover Page

1.

We note the disclosure that certain existing shareholders have indicated an interest to purchase a certain amount of common stock in this offering. We also note the disclosure that they may purchase more than this amount. So that investors will be able to understand the minimum amount of your shares that will enter the public market through

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

September 21, 2015

sales to the public, as opposed to the existing shareholders, please disclose whether there is a ceiling on the amount that may be purchased by existing shareholders, and quantify any ceiling. If not, please add prominent disclosure and discuss the impact on investors where appropriate in the prospectus.

Response: Amendment No. 3 has been revised in response to the Staff’s comment to quantify the indications of interest from the existing shareholders, and make clear that such indications of interest represent the maximum amount that such shareholder would purchase in the offering. Please see the revisions on the cover page, page 9, pages 44-45, page 59, page 142, page 145 and page 160 of Amendment No. 3.

Use of Proceeds, page 52

2.	We reissue prior comment 2. We continue to note the broad discretion to change the use of proceeds in the future as discussed in this section and the risk factor on page 44. Please revise to clearly address the specific alternatives to the use of proceeds based upon the contingencies. See Instruction 7 to Item 504 of Regulation S-K.

Response: Amendment No. 3 has been revised in response to the Staff’s comment to disclose the specific alternatives for the use of proceeds of the offering based on the contingencies that are most likely to result in the need to reallocate the net proceeds. The specific alternatives to the use of net proceeds specified in Amendment No. 3 reflect the Company’s expectations in light of the information currently available. These alternatives involve advancing one or more of the Company’s earlier stage programs through preclinical testing and clinical trials, in particular the Company’s T-cell recruiting bispecific antibodies program and/or PD-1 program, or performing further research and development activities to identify and develop new therapeutics directed against difficult to drug targets. Please see the revisions on pages 53-54 of Amendment No. 3.

Business, page 75

Intellectual Property, page 99

In-Licenses, page 102

License from UCSB, page 102

3.	Please file the UC licensing agreement as an exhibit.

Response: The UC licensing agreement has been filed as Exhibit 10.21 to Amendment No. 2.

September 21, 2015

Executive Compensation, page 129

4.	We reissue prior comment 5. Please provide a more detailed discussion of the specific research and development and financing goals that were used in determining the annual cash bonuses.

Response: Amendment No. 3 has been revised in response to the Staff’s comment to provide more detail with respect to the research and development and financing goals, including enumerating the strategic goals that applied in the research and development context and specifying certain target financing goals. Please see page 132 to Amendment No. 2.

Exhibits

5.	We reissue prior comment 6. Please file Exhibit 10.15 in its entirety, including all the exhibits, schedules and/or attachments. We note references to Exhibits A and B in the agreement.

Response: Amendment No. 3 has been revised in response to the Staff’s comment to include Exhibit 10.15 in its entirety.

*        *        *         *        *

September 21, 2015

We believe that the proposed modifications to Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. On behalf of the Company, we are available to discuss any of the foregoing at your convenience. Please do not hesitate to contact me at (650) 565-7111 or my colleague, Robert Ryan, at (212) 839-5931.

Sincerely

Sam Zucker, Esq.

Enclosures

cc:

John Reynolds, United States Securities and Exchange Commission

Sean A. McCarthy, D.Phil., President and Chief Executive Officer, CytomX Therapeutics, Inc.

Robert C. Goeltz II, Chief Financial Officer, CytomX Therapeutics, Inc.

Cynthia J. Ladd, Esq., Senior Vice President and General Counsel, CytomX Therapeutics, Inc.

Robert A. Ryan, Esq., Sidley Austin LLP

Mark V. Roeder, Esq., Latham & Watkins LLP

Brian J. Cuneo, Esq., Latham & Watkins LLP